SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  12 July 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 12 July 2006




                                BT BOARD CHANGES



BT today announced that Maarten van den Bergh, who has been a non-executive Director of BT since September 2000, will succeed Sir Anthony Greener as Deputy Chairman when he steps down from the Board on 30 September 2006 at the end of his six year term. Maarten van den Bergh will also become chairman of the Remuneration Committee and act as the Senior Independent Director.


Sir Christopher Bland, Chairman, said: "I am delighted that Maarten van den Bergh has agreed to accept this key role. Maarten has extensive business experience in executive and non-executive capacities, which will be invaluable as we continue to transform our business."


"Tony Greener joined the BT Board in October 2000 and became Joint Deputy Chairman on 1 January 2001 and Deputy Chairman on 19 July 2001. He has made a very significant contribution to the development of Group strategy and to meeting the significant challenges that have faced BT in the past few years. The support, advice and guidance he has given the company, and me, during this period as Deputy Chairman, and as chairman both of the Audit and Remuneration Committees , cannot be overestimated. We are really grateful to Tony."



Biographical Details

Maarten van den Bergh

Maarten van den Bergh was appointed to the BT Board on 1 September 2000. He chairs the Pension Scheme Performance Review Group, and sits on the Audit, Nominating and Remuneration Committees. He is chairman of the Akzo Nobel Supervisory Board and a non-executive director of British Airways and Royal Dutch Shell, and former chairman of Lloyds TSB Group.


Prior to his retirement in July 2000, Maarten was president of the Royal
Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992.


A Dutch national, he is aged 64.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 12 July 2006